MedPro Safety Products, Inc.
145 Rose Street
Lexington, KY 40507
859-225-5375

January 20 2011
Jeffrey Jaramillo
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Attention: Dennis Hult
Staff Accountant

RE:    MedPro Safety Products, Inc. ("MedPro")
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 29, 2011
Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Filed November 7, 2011
File No. 000-52077
Response to Comment Letter Dated November 30, 2011 and Additional Comments Received
Subsequent to the Initial Response December 12, 2011
Regarding required Forms 10-Q/A, Amendment No. 3, for the Fiscal Quarters Ended:
June 30, 2011; and
September 30, 2011

Dear Mr. Jaramillo:

We have reviewed the comment letter from the Commission's accounting staff dated November 30, 2011, as described above, and have prepared and filed Forms 10-Q/A (Amendment No. 1) to amend MedPro's Quarterly Reports previously filed on Form 10-Q for the fiscal quarters ending March 31, June 30 and September 30, 2011, respectively.

We subsequently received an oral communication from the Commission's Accounting Staff on or about January 3, 2012 requesting that we prepare Forms 10-Q/A (Amendment No. 2) to include the entire 10-Q as originally filed, not just the Certifications that were amended in the Amendments No. 1. In addition, the staff requested that we update the signature dates for the 10-Q's and the attached Certifications required by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) and the Exchange Act Rule 13a-14b.

The Amendments No. 2 were filed, however, our filing software included the original certifications on the June 30 and September 30, 2011 filings despite the fact that the various certifications were corrected and also present in the data file. We apologize for the error and our unfamiliarity with the software. Amendments No. 3 have been updated to reflect "No. 3" in each place where Amendment No.2 was previously reflected, they also reflect updated signature dates and the corrected Certifications have been inserted in lieu of the older (original) certifications.

On behalf of MedPro, we hereby submit the following responses to the comments in the letter. Where appropriate, we refer to specific sections and pages of Amendment No. 3 to the 10-Q/A (the “Amendment”) where changes have been made in response to the comments.

Form 10Q for the Fiscal Quarter Ended September 30, 2011

Exhibit 32
Comment:

1.
The certifications required by Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) must be signed by an issuer's principal executive and principal financial officers. The certifications furnished here and in your prior Form 10-Q filings however, are signed by the corporation. Accordingly, please amend your Form 10-Q to include the required certifications signed by the principal executive and principal financial officers. Refer to Exchange Act Rule 13a-14b. This comment also refers to your Forms 10-Q for the periods ended March 31, 2011 and June 30, 2011.

Response:

Amendment No. 3
We have included all sections of the original filings in this Amendment No. 3, updated the signature dates on the 10-Q/A's and related Certifications. We also removed the Title of the officers in Exhibits 31.1 and 31.2. We changed the reference in these Certifications and the Certifications pursuant to Section 906 to reflect the filing of the related Forms 10-Q/A (Amendment No. 3).

These changes have been made for the quarters ended June 30 and September 30, 2011.

The Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the
United States.

Please call me (telephone 859-977-4701) if you have any questions.
Sincerely,
MedPro Safety Products, Inc.
By:      /s/ Marc T. Ray
Marc T. Ray
Vice President of Finance and Chief Financial Officer